March 19, 2010

VIA COURIER AND EDGAR

Re:               DynaVox Inc.

Registration Statement on Form S-1

File No. 333-164217

David Orlic, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4561

Washington, D.C. 20549

Dear Mr. Orlic:

On behalf of DynaVox Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 2 to the above-referenced Registration Statement relating to the offering of the Company’s Class A common stock, marked to show changes from Amendment No. 1 to the Registration Statement as filed on February 16, 2010.  The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated March 4, 2010, regarding the Registration Statement.  To assist your review, we have retyped the text of the Staff’s comments in italics below.  Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2 to the Registration Statement.  The responses and information described below are based upon information provided to us by the Company.

As previously discussed with Mr. Orlic and to facilitate the Staff’s review of the Registration Statement, we are supplementally providing under separate cover certain disclosures dependent upon the offering price that we anticipate including in a subsequent pre-effective amendment to the Registration Statement.

General

1.                                       We note your response to prior comment 6. To the extent that you have no or only circumstantial support for statements made in your prospectus regarding your target market and market position, please characterize these statements as your beliefs.

In response to the Staff’s comment, the Company has characterized as its belief statements regarding its target market and market position where appropriate.  See pages 1, 3, 4, 75, 77 and 78 of Amendment No. 2.

Offering Transactions, page 29

2.                                       We note your response to prior comment 13 and your revised disclosures on page 31 where you indicate that the post-offering organizational structure allows the existing owners to retain their equity ownership in DynaVox Systems Holdings LLC, an entity that is not taxable as a corporation for U.S. federal income tax purposes. Please enhance this disclosure to highlight whether the existing owners will continue to be responsible for their allocable shares of any federal income tax obligations arising from the operations of DynaVox Systems Holdings LLC.

The Company advises the Staff that it has revised page 32 of Amendment No. 2 to address the matter described in the Staff’s comment.

3.                                       We note your response to prior comment 14 and your revised disclosures on page 30 where you indicate that the company will be entitled to a proportionate share of the existing tax basis of the tangible and intangible assets of DynaVox Systems Holdings LLC. Revise to disclose the proportionate share to be held by both DynaVox Inc. and DynaVox Systems Holding LLC immediately following this offering.

The Company has revised page 31 of Amendment No. 2 to address the matter described in the Staff’s comment. The Company advises the Staff that it has determined that the tax receivable agreement will not provide for payments to the existing owners in respect of tax savings it is deemed to realize in respect of the tax basis in the tangible assets of DynaVox Systems Holdings LLC on the date of the offering.

Unaudited Pro Forma Consolidated Financial Information, page 38

4.                                       We note that prior to this offering, Holdings LLC will make a $10 million distribution to existing owners with funds borrowed from the senior secured credit facility and that the proceeds from the offering will be used to repay amounts outstanding under the senior secured credit facility. Similarly, we note that you intend to use proceeds to purchase newly-issued New Holding Units from Holdings LLC and cause Holdings LLC to use such proceeds to repay outstanding indebtedness. Accordingly, the distribution to existing owners and the repayment of outstanding debt would appear to have been paid been paid out of the offering proceeds. As a result, please revise to include the pro forma per share data (for the latest year and interim period) giving effect to the number of shares whose proceeds will be used to pay such distributions. We refer you to SAB Topic 1.B.3 and Rules 11-01(a)(8) and 11-02(b)(7) of Regulation S-X.

The Company advises the Staff that it considered the guidance present within the SEC Financial Reporting Manual—Division of Corporation Finance Section 3420.2, which provides interpretive guidance on the distributions at or prior to the closing of an initial public offering. It states in part “For purposes of this interpretation, a dividend declared in the latest year would be deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividend exceeded earnings during the previous twelve months”. When evaluating the need to disclose pro forma per share data, the Company determined that this disclosure was not necessary as the Company’s earnings for the preceding 12 months exceed the expected distribution. Accordingly the Company has not revised the presentation as requested.

5.                                       We note from the disclosures in footnote (1) to the pro forma statements of income that as a result of the Offering Transaction, certain management units will be subject to accelerated vesting. Tell us which management units, including the total number of units, will vest upon this Offering. In this regard, it appears from your disclosures in Note 13 that at the time of sale of the company, all unvested Class B, E and W common units will automatically vest Please clarify if these units were included in your pro forma footnote disclosures. Also, it appears that the Class X, Y and Z and any unvested Class C and Class D units will vest “if various levels of returns are achieved for Class A unit holders.” Please explain and revise your disclosures to describe the return levels that must be met in order for these units to vest. Further, tell us whether you included these units in your pro forma assumptions and if so, tell us how you determined the vesting of such units is factually supportable.

The Company has unrecognized equity-based compensation expense as of January 1, 2010 of $2.3 million. The table below provides the number of unvested units and unrecognized equity-based compensation expense as of January 1, 2010 for each class of management units.

The table includes management units that are subject to service-based vesting (Class B, E and W) and those that are subject to performance-based vesting (Class C, D, X, Y and Z).  The offering of shares of Class A common stock to the public by DynaVox Inc. is not considered a “sale of the Company” as defined by the underlying unit subscription agreements and accordingly, the vesting of the service-based units does not automatically accelerate in connection with the offering. The nine classes of equity units will be converted to New Holdings Units as part of the recapitalization transaction. The vesting of the performance-based units will accelerate upon the pricing of the offering as the Class A unitholders will achieve the required return on their original capital contribution based on the anticipated offering price. This will result in the recognition of the remaining unrecognized equity-based compensation expense related to the performance-based units. The Compensation Committee of the Company approved accelerated vesting of the service-based units for the Company’s Chief Executive Officer and Chief Operating Officer.  The remaining service-based units will retain their original vesting date and therefore the unrecognized compensation expense associated with them will be expensed according to the original schedule.

	as of 1/1/10
	Class	Unvested Units	Unrecognized Equity Based Compensation
Accelerated	C	15,847	$259,685
Performance-Based	D	28,543	454,488
	X	58,427	379,169
	Y	70,113	318,043
	Z	70,113	242,781
		243,043	$1,654,166

Accelerated	B	946	$30,542
Service-Based	W	45,350	356,578
		46,296	$387,120

Unaccelerated	B	9,114	$138,477
Service-Based	E	1,532	9,260
	W	13,359	147,967
		24,004	$295,704

6.                                       Also, tell us how you considered Rule 11-02(b)(6) of Regulation S-X in concluding that the adjustment for additional compensation expense that will be recognized upon vesting of these management units should be included in your pro forma income statement. In this regard, specifically address how you determined the expense will have a continuing impact on the company. Alternatively, remove this item from your pro forma adjustment column and include such information as a footnote disclosure only to the unaudited pro forma statements of income.

The Company considered the guidance in Rule 11-02(b)(5) and concluded the accelerated vesting of management units is a non-recurring charge. Therefore in applying Rule 11-02(b)(6) of Regulation S-X, the Company will provide this information in a footnote to the unaudited pro forma statements of income and will remove it from the pro forma adjustment column, however, the amount will be presented as an adjustment to retained earnings on the pro forma balance sheet.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies

Equity-Based Compensation, page 68

7.                                       We note your response to prior comment 27. Your disclosures regarding equity- based compensation in your critical accounting policies should be significantly enhanced to include a discussion regarding how you determined the Grant Date Value Per Unit for units issued in fiscal 2009 and to date, in fiscal 2010. At a minimum, your disclosures should include the following:

•                  A discussion regarding when you perform your valuations in relation to when the units are issued (i.e. contemporaneous, retrospective, etc.).

•                  Discuss methodologies used to determine the grant date fair value (i.e. income approach, market approach, etc.) and how you weight these methodologies. To the extent that the weighting changed, then explain the reasons for such changes.

•                  A discussion regarding the significant factors considered and assumptions made in determining the fair value. To the extent the assumptions changed or varied amongst the various classes of common units, then explain the reasons for such changes and/or variances.

•                  Discuss each significant factor contributing to the change in the Grant Date Value Per Unit as determined on June 2008, June 2009 and December 2009. In this regard, ensure that your disclosures describe the significant intervening events within the company and changes in assumptions that explain the changes in the fair value of the common stock units up to the filing of this registration statement and in particular, the significant increase in the Grant Date Values per Unit from the June 2009 to December 2009 valuations.

•                  Discuss the significant factors contributing to the difference between the December 2009 valuation and the estimated fair value as determined by your underwriters. Also, tell us the estimate IPO price and when it was first communicated to the company by your underwriters. To the extent that you are discounting the fair value as determined by your underwriters, disclose the amount of such discount and tell us how you considered the proximity of the December 2009 valuation to the filing of your registration statement in determining the appropriateness of any marketability discounts.

The Company has updated its critical accounting policy on pages 69-74 of Amendment No. 2 to incorporate the items noted by the Staff.

In response to the Staff’s question about when the IPO price was first communicated to the Company, we advise the staff that our controlling stockholder received potential market value indications from investment banking firms seeking to be engaged as lead underwriters for the Company’s IPO in late October 2009.   These market indications were further updated to the Company by its lead underwriters in their capacity as such when they were selected as the lead underwriters in November 2009 and the Company has received several updates throughout the IPO process.  While there have been deviations within these valuation estimates over time, these were generally the result of changes occurring within the general capital market environment as a whole and not specifically related to the Company or its current or projected performance.

The Company has provided a reconciliation and explanations for changes in the fair value of its equity from December 2009 through the most recent filing date in the supplemental materials provided to the Staff under separate cover and intends to include this disclosure in a subsequent pre-effective amendment to the Registration Statement.

Directors and Executive Officers, page 68

8.                                       We note your response to prior comment 30. Despite your response, you do not appear to have modified the disclosure in this section to provide complete biographies in all instances. Please advise, or revise your disclosure as indicated.

The Company has revised pages 90-92 of Amendment No. 2 to provide complete biographies in all instances.

Composition of the Board of Directors After this Offering, page 87

9.                                       We note your disclosure in response to Item 401(e) of Regulation S-K, regarding the qualifications of your directors and nominees. The information you have provided appears to be a mere recitation of each person’s biographical material, accompanied by a statement that the person has experience working with your company. Please provide disclosure that addresses the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve or continue to serve as a director.

The Company has revised pages 93-94 of Amendment No. 2 to more fully explain the reasons that each of our directors, including each of our proposed new directors, was chosen to serve on its board of directors.

Executive Compensation, page 90

10.                                 We note that you have not included any disclosure under Item 402(s) of Regulation S-K, regarding your compensation policies and practices as they relate to risk management. Please provide us supplementally with the analysis of your board of directors pursuant to which they determined that disclosure of this kind was not necessary.

In connection with evaluating whether the Company’s compensation policies and practices for employees generally are reasonably likely to have a material adverse effect on the Company, the Company considered all of the components of our compensation program.  As described in the Compensation Discussion and Analysis section on pages 97-104 of Amendment No. 2, the Company delivers executive compensation primarily through a combination of annual base salary, annual cash incentive payments and long-term equity incentives in the form of equity interests in DynaVox Systems Holdings LLC.  More specifically:

•                  Annual base salaries are established on the basis of market conditions at the time an executive is hired, taking into account practices of the Company’s controlling equity holder, Vestar Capital Partners, with respect to the size and location of the business and similarly situated executives at other companies in its investment portfolio. Any subsequent modifications to annual base salaries are influenced by the performance of the executive and by significant changes in market conditions. As base salaries are generally stable, the Company does not believe that they encourage excessive risk-taking.

•                  Annual cash incentive payments are based upon the achievement of financial metrics and upon the achievement of specified individual performance objectives.  In fiscal 2009 these were based on growth in total sales and Adjusted EBITDA, and the Company assigned a 70% weighting to sales growth and a 30% weighting to Adjusted EBITDA growth to encourage management to focus more on making long-term investments to grow our business than on reducing investments to deliver short-term results.

•                  The Company grants long-term equity incentives to its executives to encourage management to focus on the long-term value of its business. Furthermore, these equity grants are subject to service- or performance-based vesting requirements.

The Company believes these components have been structured so that inappropriate risk-taking is not encouraged or incentivized and that the overall design of our compensation program aligns the interests of the Company’s employees with those of the Company’s stockholders.  In particular, the Company believes that its approach of tying a meaningful portion of executive compensation to the long-term value of the Company’s equity is a valuable tool in managing and mitigating any risks associated with its compensation policies and practices.

Repurchase of Equity Held by Sunrise, page 118

11.                                 Provide all the information required by Item 404(a)(1)-(6) of Regulation S-K with respect to the repurchase of common units from your related person.

In response to the Staff’s comment, the Company has expanded its disclosure on page 129 of Amendment No. 2 to provide all the information required by Item 404(a)(1)-(6) of Regulation S-K with respect to the matter described in the Staff’s comment.

Principal Stockholders, page 119

12.                                 The information in the table and footnotes of this section is not readily legible. Consider reformatting this section in accordance with Rules 420 and 421 of Regulation C.

In response to the Staff’s comment, the Company has revised the principal stockholders table on pages 130-132 of Amendment No. 2 to increase the font size and separate the information into two tables.  The presentation now appears in a more legible format as required by Rules 420 and 421 of Regulation C.

Shares Eligible for Future Sale, page 133

13.                                 We note your response to prior comment 38. Given that you have no current agreements to purchase New Holdings Units from existing owners, and that the existing owners will otherwise be equity holders of DynaVox Inc. at the time of the offering, please disclose that there are presently 53 unitholders of DynaVox Systems Holdings LLC.

In response to the Staff’s comment, the Company has disclosed on page 145 of Amendment No. 2 that there are currently 53 unitholders of DynaVox Systems Holdings LLC.

14.                                 You state that all outstanding shares of your Class B common stock are currently owned by DynaVox Systems Holdings LLC, Please disclose when and how these shares will be distributed to your existing owners.

In response to the Staff’s comment, the Company has disclosed on page 145 of Amendment No. 2 when and how shares of Class B common stock will be distributed to its existing owners.

Underwriting, page 135

15.                                 We note your response to prior comment 39. If you refer to the pricing of unsold allotments or securities held in discretionary accounts after completion of the distribution, rather than activities in connection with the distribution, please state that in your disclosure. Within the parameters of Rule 430A of Regulation C, Item 501(b)(3) of Regulation S-K requires the prospectus to disclose the price to the public in the offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 147 of Amendment No. 2 to specify that the selling terms may be changed with respect to unsold allotments.

DynaVox Systems Holdings LLC Consolidated Financial Statements at and for the Years Ended July 28, 2008 and July 3, 2009

Note 8. Derivative Financial Instruments, page F-24

16.                                 We note from your response to prior comment 12 that you recorded a post-closing adjustment to your fiscal 2009 financial statements to properly reflect the de- designation of cash flow hedge treatment for the company’s interest rate swaps. Your disclosures on page F-25 indicate that the de-designation was due to a refinancing of the underlying debt, which caused the critical terms of the hedged item and hedging instruments to no longer match. Please tell us to which debt this hedge relates and tell us when you refinanced this debt such that the hedge was no longer effective. In this regard, the disclosures in Note 5 indicate that you amended and restated the 2008 Credit Facility during fiscal 2008. If this is the hedged instrument you are referring to in Note 8 then tell us how you determined that this instrument qualified as a cash flow hedge in fiscal 2008 and how you concluded that post-closing adjustments were not also required for such period.

The Company advises the Staff that the interest rate swaps disclosed on page F-25 of Amendment No. 1 were initially designated as cash flow hedges to manage interest rate risk associated with forecasted interest payments that resulted from the variable rate debt provided by its former 2006 Credit Facility.  The critical terms of these interest rate swaps essentially matched the terms of the 2006 Credit Facility and the Company assessed the effectiveness of the hedging relationship on an ongoing basis.

On June 23, 2008, the Company entered into the 2008 Credit Facility to refinance the 2006 Credit Facility.  Upon entering into the 2008 Credit Facility, the Company assessed the hedging relationship between the existing interest rate swaps and the 2008 Credit Facility and determined that the critical terms no longer matched and that the existing interest rate swaps would not be highly effective on a prospective basis.  Due the relatively short period of time that the 2008 Credit Facility was outstanding during fiscal year 2008 (a total of 5 days) and the timing of the forecasted transaction, the change in fair value of the interest rate swaps was de minimis to the fiscal year 2008 financial statements.

Beginning in fiscal year 2009, changes in fair value associated with the derivative instruments were recognized directly in earnings and amounts residing in other comprehensive income related to the previous cash flow hedge designation have been reclassified to earnings as the forecasted transaction affects earnings.

DynaVox Systems Holdings LLC Consolidated Financial Statements for Each of the 26-Week Periods Ended December 31, 2019 and January 1, 2010

Notes to Unaudited Condensed Consolidated Financial Statements

17.                                 We note from the information provided in response to prior comment 27 that during the interim period ended January 1, 2010, you issued additional common stock units to management and directors. Revise to include footnote disclosures regarding the company’s equity-based compensation for the period ended January I, 2010.

In response to the Staff’s comment, the Company has revised its footnote disclosure on pages F-51 through F-55 of Amendment No. 2 to include the company’s equity-based compensation for the period ended January 1, 2010.

Exhibits

18.                                 We note your response to prior comment 42. Please file the Management Agreement as an exhibit to your registration statement, or tell us specifically why you believe it is not required to be filed.

The termination of this agreement prior to the offering does not appear to affect the obligation to file the agreement Refer to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has filed the Management Agreement as an exhibit to Amendment No. 2.

* * * * * * * * * *

Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:                                 Securities and Exchange Commission

Mark P. Shuman, Esq.

Kathleen A. Collins

Megan B. Akst

DynaVox Inc.

Edward L. Donnelly, Jr.

Kenneth D. Misch

Cahill Gordon & Reindel LLP

Jonathan A. Schaffzin